Exhibit 3.2

CERTIFICATE OF DESIGNATION

OF

CLASS D ORDINARY SHARES

OF

NAAS TECHNOLOGY INC.

The undersigned, being the Chief Executive Officer of NaaS Technology Inc. (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, does hereby certify as follows:

FIRST: In accordance with the Company’s Second Amended and Restated Memorandum and Articles of Association (the “M&AA”), and the resolutions in writing signed by the Board passed pursuant to the Company M&AA on 7 May 2025, the authorized share capital of the Company is US$100,000,000, divided into 10,000,000,000 shares comprising (i) 8,100,000,000 Class A Ordinary Shares, (ii) 300,000,000 Class B Ordinary Shares, (iii) 1,400,000,000 Class C Ordinary Shares, and (iv) 200,000,000 shares as such Class or series (however designated) as the Directors may determine in accordance with the Company M&AA (the “Undesignated Ordinary Shares”);

SECOND: According to the M&AA, the Board may in its absolute discretion and without the approval of the members of the Company, cause the Company to (a) issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine, and (b) grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper;

THIRD: The Board has resolved, by unanimous written resolutions of the Board dated September 4, 2025, that 16,000,000 authorised but unissued Undesignated Ordinary Shares be redesignated as Class D Ordinary Shares of NaaS Technology Inc. (the “Class D Ordinary Shares”) with the rights and privileges set out herein (this “Certificate of Designation”); and

FOURTH: The Board has authorized, by unanimous written resolutions of the Board dated September 4, 2025, the adoption of this Certificate of Designation with respect to Class D Ordinary Shares to create and issue a new class of ordinary shares of the Company with the rights provided herein and that 16,000,000 of the authorized but unissued Undesignated Ordinary Shares in the authorized share capital of the Company be re-designated as Class D Ordinary Shares (as defined below).

NOW, THEREFORE, a new series of ordinary shares of the Company shall be created and issued with the rights as follows:

1.            Designation. There shall be a series of ordinary shares of the Company that shall be designated as Class D Ordinary Shares and the number of shares constituting such series shall be 16,000,000 by way of re-designation of 16,000,000 of the authorized but unissued Undesignated Ordinary Shares in the authorized share capital of the Company as Class D Ordinary Shares. The rights of the Class D Ordinary Shares shall be as set forth herein. The Class D Ordinary Shares shall be issued (with or without one or more certificates evidencing the ownership of such shares) and recorded on the Company’s register of members in accordance with the Companies Act and the M&AA.

2.            Voting. Each holder of issued and outstanding Class D Ordinary Shares shall be entitled to vote with holders of issued and outstanding Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares voting together as a single class, with respect to any and all matters presented to the shareholders of the Company for their action or consideration (whether at an annual or extraordinary general meeting of shareholders of the Company, by written action of shareholders in lieu of a meeting or otherwise), except as provided by law. In any such vote, each holder of Class D Ordinary Shares shall be entitled to five hundred (500) votes per share held of record by such holder. Each holder of issued and outstanding Class D Ordinary Shares shall be entitled to notice of all annual or extraordinary general meetings of shareholders (or requests for written consent) in accordance with the M&AA. As long as any Class D Ordinary Share is issued and outstanding, the Company shall not, and shall not agree to, amend, restate, supplement, repeal or otherwise modify (including in connection with a merger, consolidation, recapitalization or otherwise) any provision of this Certificate of Designation or the M&AA in a manner that alters or changes the rights, powers, preferences or privileges of the holders of the Class D Ordinary Shares, unless in each case, the prior written approval of the holders of a majority of the Class D Ordinary Shares issued and outstanding has been obtained.

3.            Transfer. The Class D Ordinary Shares are not transferable under any circumstances.

4.            Dividends. The holders of Class D Ordinary Shares then issued and outstanding shall have no rights to the payment of dividends or distributions except upon liquidation as set out below.

5.            Liquidation. In the event of any Liquidation, the holders of Class D Ordinary Shares then issued and outstanding shall not be entitled to any payment out of the assets of the Company available for distribution to its shareholders in excess of the par value of the shares, such payment to rank pari passu with the Class A Ordinary Shares until such cap is reached.

6.            Conversion. The holders of Class D Ordinary Shares shall have no right to convert their shares into any other class of share issued by the Company, nor into any American Depositary Share representing Class A Ordinary Shares.

7.            Matters Requiring Consent of the Holders of Class D Ordinary Shares. Subject to applicable laws, the Company shall not, unless and until such matter is approved in advance by the holders of a majority of the then issued and outstanding Class D Ordinary Shares, consummate or effect any adverse alteration, change or termination of the rights, preferences, privileges, powers, limitations or restrictions of the holders of Class D Ordinary Shares.

8.            Effectiveness. This Certificate of Designation shall become effective on the original issuance date of any Class D Ordinary Share.

9.            Amendment and Waiver. No provision of this Certificate of Designation may be amended, modified or waived except by an instrument in writing executed by the Company and the holders of a majority of the Class D Ordinary Shares then issued and outstanding, and any such written amendment, modification or waiver will be binding upon the Company and each holder of Class D Ordinary Shares; provided, that no amendment, modification or waiver of the terms or relative priorities of the Class D Ordinary Shares may be accomplished by the merger, consolidation or other transaction of the Company with another Company or entity unless the Company has obtained the prior written consent of the holders in accordance with this Section 8.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Designation on September 4, 2025.

By:	/s/ Yang Wang
Name:	Yang Wang
Title:	Chief Executive Officer